

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 13, 2009

Via U.S. Mail and Facsimile to (865) 539-8052

Mr. David P. Jones
Chief Financial Officer
Team Health Holdings, L.L.C.
1900 Winston Road, Suite 300
Knoxville, TN  37919

> **Re:     Team Health Holdings, L.L.C.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 6, 2009**
> **File No. 333-162347**

Dear Mr. Jones:

      We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may or may not raise additional comments.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

Our Sponsor, page 5

1.     We note your response to comment three from our letter dated November 3, 2009. Instead of the cross-reference to your disclosure under "Certain Relationships and Related Party Transactions," please disclose in this section the total lump sum payment that your sponsor will receive to terminate its annual monitoring fee as a result of the offering.  In addition, disclose the amount of the lump sum payment that your management will receive individually and in the aggregate.

Summary Consolidated Financial Data, page 9

Selected Consolidated Financial Data, page 45

2.      Please present the supplemental pro forma net earnings per share and the related weighted average shares outstanding.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Results of Operations, page 57

Nine Months Ended September 30, 2009 Compared to the Nine Months Ended September 30, 2009, page 57

3.      We note your response to comment six from our letter dated November 3, 2009 and your disclosure that fee for service revenue increased because fee for service visits and procedures and estimated collections increased.  However, for all periods presented, please provide more analysis and insight into why visits and procedures and estimated collections increased.  Please discuss the underlying factors, influences, or circumstances that drive these increases and whether you expect the increases to continue.

Compensation Discussion and Analysis, page 102

Long-Term Equity Incentive Compensation, page 107

4.      To the extent material, please disclose the amount and terms of the fully vested options you intend to grant under the 2009 Stock Plan to your named executive officers and directors upon the consummation of the offering.

Summary Compensation Table, page 110

5.      We note your response to comment 17 from our letter dated November 3, 2009 and your disclosure on page 122 regarding how much you paid Mr. Joyner to repurchase his Class A, B, and C units.  Please revise your Summary Compensation Table to include this repurchase amount pursuant to Item 402(c)(2)(ix)(D)(*1)* or explain why this requirement is inapplicable.  Also, please update footnote (4) to the Summary Compensation Table for Mr. Joyner, to be consistent with your disclosure that you paid $3,141 for Mr. Joyner's and his spouse's health and dental premiums.

Certain Relationships and Related Party Transactions, page 133

6.      On the top of page 133, you disclose that Ensemble Parent LLC will have the right to designate representatives to your board based upon beneficially owning a certain percentage of the voting power of your capital stock.  Please disclose how the number of directors that Ensemble Parent will be able to designate will be determined when the application of the formula results in more or less than a whole number of directors.  In addition, disclose the director designation rights under the stockholders' agreement under "Management" with a cross-reference to more detailed disclosure you should provide under "Description of Capital Stock."  In this additional disclosure, clarify how many director designees Ensemble Parent will be permitted to designate following the offering, and explain how the director designation rights operate with a classified board.

Core Trust Purchasing Group Participation Agreement, page 135

7.      Please disclose the amount paid to the affiliate of Blackstone.  Refer to Regulation S-K Item 404(a)(4).

8.      Please file the relevant agreements as material contracts.   Refer to Regulation S-K Item 601(b)(10)(ii).

Consolidated Statements of Operations, page F-4

9.      We note your response to comment 21 in our letter dated November 3, 2009.  As previously requested, please remove the presentation of "gross profit" throughout your filing.

Consolidated Statements of Cash Flows, page F-6

10.     We note your response to comment 22 in our letter dated November 3, 2009.  Per Note 11, Investments, on page F-20, we note material changes in the composition of the available-for-sale securities held by your captive insurance subsidiary.  Therefore, we continue to believe that you should present the purchases and sales/maturities on a gross basis.   Please revise accordingly.

*       *       *

        As appropriate, please amend your filing in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters.  Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc:     Via facsimile to (212) 455-2502
        Edward Tolley, Esq.
        Simpson Thacher & Bartlett LLP